December 13, 2005

Ms. Michele Gohlke

Branch Chief

Ms. Heather Tress

Staff Accountant

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	United Microelectronics Corporation
Form 20-F for the Year Ended December 31, 2004
File No. 001-15128

Dear Ms. Gohlke and Ms. Tress:

Set forth below are the responses of United Microelectronics Corporation (“we” or the “Company”), a company limited by shares and incorporated under the Company Law of the Republic of China, with respect to the comments contained in the letter dated September 23, 2005 from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, the comments of the Commission’s letter are repeated below, followed by the Company’s responses. Please note that Mr. Stan Hung, the addressee of the Commission’s comment letter, has become a Senior Vice President of the Company and ceased to hold the title of Chief Financial Officer of the Company. Mr. Chitung Liu, the signatory of this letter, is now the Chief Financial Officer of the Company.

1.	In future filings please revise your MD&A to provide a more detailed discussion of your results of operations for the years being compared. For instance, please revise to enhance your overall MD&A discussion to include the following disclosure:

•	You state that cost of the goods sold increased by 25% in 2004. Also, provide an explanation of the dollar change in cost of goods sold in addition to the reasons for the rate of increase.

•	You state that general and administrative expenses increased by 21.4% in 2004 largely due to increases in amortization of consolidated debt and personnel expenses. Revise to include a detail discussion of each of these changes along with the related impact on operations. Avoid just listing causes for an increase/decrease in a particular line item on your consolidated income statement.

Response

In future filings, we will provide detailed discussions and more meaningful explanations of our results of operations for the years being compared.

2.	You state that under US GAAP you periodically evaluate the carrying value of available for sale securities and record a charge against earnings to the extent that any decline in the value of a security is determined to be other than temporary. Revise in future filings to discuss how you determine that a decline in value is other than temporary under US GAAP. Refer to the guidance in EITF 03-01.

Response

In future filings, we will provide a discussion on how we determined a decline in the value of our available-for-sale securities to be “other than temporary” pursuant to the guidance provided in EITF 03-1.

3.	We note that in 2003 you transferred treasury stock to employees at a predetermined transfer price and that under US GAAP, the difference between the transfer price and the market price of the underlying stock at the date of transfer was recognized as compensation expense. Tell us and clarify in future filings what you mean by “transfer price” and disclose the purpose of issuing such share to the employees.

Response

From time to time, we acquire our common stock and reissue these treasury stocks to certain of our employees to compensate them for their productivity and loyalty to our company. The “transfer price” of our treasury stock is equal to the purchase price paid by us to acquire the stock (hereinafter referred to as the “Purchase Cost”). Generally, when the treasury stocks are issued to our employees, we will receive cash payment from our employees equal to the Purchase Cost of the treasury stocks. Under ROC GAAP, the difference, if any, between the Purchase Cost of the treasury stock and the cash received from our employees is charged to a shareholders’ equity account. Pursuant to APB 25, we recognize compensation expense arising from the direct transfer of stock to our employees based on the difference between the fair market value of the stock on the date of grant and the amount of cash received. The fair market value of our treasury stock is determined based on the quoted market price of our common stock on the date of grant. We will clarify in our future filings the purpose of issuing treasury stock to our employees, using more description terms in our disclosure to explain the transactions and explain the basis for our accounting.

4.	For US GAAP Purposes, we note that for bonuses to be paid in stock, you record such accruals based on the closing price of your stock at the balance sheet date and you record additional compensation expenses for the difference between the amount initially accrued and fair market value of the shares actually granted in the subsequent period when you obtain shareholder approval for the stock grants. Tell us in detail why you believe it is appropriate to record the fair market value of such grants in your financial statements prior to the date of shareholder approval of the grants under US GAAP. Include in your response the accounting guidance in which you place reliance. Please refer to the guidance provided in Item 6 of Appendix A of the International Reporting and the Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on our website at www.sec.gov.

Response

In addressing the above question, we have provided a general summary of Taiwan’s legal requirements as a context for our response. Pursuant to Taiwan’s Company Act (“Company Act”), we are required to specify in our Articles of Incorporation (“AOI”) how our annual earnings, if any, are to be distributed to our employees. Once the AOI is approved by the shareholders, the terms of the AOI are enforceable and legally binding on the company. In addition, Article 41 of Taiwan’s Securities and Exchange Law (“Article 41”) places additional restrictions on how the amount of employee distributions is to be determined. Therefore, the terms of the AOI must abide by the requirements of the Company Act and Article 41. We concluded that the terms of the AOI meet these requirements. The Company Act stipulates that a company’s distribution to employees must be approved by a shareholders’ vote but the shareholders’ vote can not overturn the decision to distribute earnings to our employees as long as such distributions are calculated or otherwise determined in accordance with the provisions of the AOI. The shareholders’ vote in essence provides a measure of protection to ensure that the provisions of the AOI are being complied with.

Article 22 of the AOI sets forth the method we use to calculate our employee bonus distribution. It states that we will be required to pay a 5% minimum bonus, in the form of new stock, to our employees when certain criteria are met. The provisions of

Article 22 of the AOI which are applicable to the company’s 2002 to 2004 fiscal years became effective on June 3, 2002 upon the approval of a shareholders’ vote, but was subsequently amended on June 1, 2005 to permit the payment of the employee bonus in the form of cash or new stock, at the company’s discretion. This amended AOI will be effective for employee bonuses determined as at or after December 31, 2005. A copy of the AOI which was amended on June 3, 2002 was included as Exhibit 1.1 in our Form 20-F for the year ended December 31, 2003 filing and our current AOI was included as Exhibit 1.1 in our Form 20-F filing for the year ended December 31, 2004.

For each of the three years ended December 31, 2004, we have calculated our minimum employee bonus based on the provisions of the AOI which mandates the payment of a 5% minimum bonus after certain adjustments to our current year’s net profit and prior year’s undistributed net profits. The calculation and amount of the employee bonus were stated in the documents which were provided to shareholders for their approval. Since the calculation of the minimum amount of employee bonus was calculated pursuant to the AOI, shareholders’ approval for this minimum amount is viewed as essentially a formality since a vote to revoke this amount would be a violation of the AOI and the Company’s Act. However, our board of directors has the discretion to grant additional stock bonus to our employees. Since the determination of how an additional amount of stock bonus is not specified in the AOI, shareholders’ approval for the granting of the additional amount, above the minimum amount, must be obtained.

Based on the above facts, we concluded it is appropriate for us to accrue for the minimum employee bonus as at the balance sheet date in accordance with the guidance provided in APB 25. Pursuant to paragraphs 10 of APB 25 and as clarified by Question 18 of FIN 44, the direct payment of common stock to our employees should be measured using the fair value of the common stock less any payments made by the employees to receive the common stock at the measurement date which is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any. The number of shares to be issued to satisfy the minimum employee bonus is determinable at the year end date based on the requirements of Article 22 of the AOI and Article 41, hence, December 31 of each year is our measurement date. Pursuant to paragraph 12 of APB 25, the cost of the minimum bonus would then be recognized immediately as a compensation expense since all requirements to earn this bonus have been achieved by the employees as at the measurement date. However, if an additional stock bonus is granted, the measurement date of the additional stock bonus would be the date at which shareholders’ approval is obtained. We concluded the accounting treatment, described above for the three fiscal years ended December 31, 2004, for our employee stock bonus is consistent with the guidance provide in Item 6 of Appendix A of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004 because the obligation to pay the minimum employee bonus exists at the end of each fiscal year under Taiwan law and since we can objectively determine the amount to be distributed in compliance with the provisions of our AOI and Taiwan law. We concluded that shareholders’ approval is essentially a formality since a shareholders’ vote against the minimum employee bonus would represent a violation of our AOI and Taiwan law.

In the process of responding to this comment from the staff, we discovered an error in the calculation of our 2004 earnings per share amounts. The error arose from the use of an incorrect market price in determining the value of our employee stock bonus which resulted in the understatement of compensation expense by NT$211 million. We will revise our consolidated financial statements and Form 20-F for the year ended December 31, 2004 accordingly to reflect this restatement.

5.	You state that you have written down available-for-sale securities to fair value in 2002, 2003 and 2004 under ROC GAAP and that under US GAAP, further write downs of these securities were necessary in 2002 and 2004. You further state that losses are recognized if evidence suggests that the value of an investment has been impaired and it is unlikely that the stock price will recover under ROC GAAP whereas under US GAAP losses are recognized if a decline in fair value is other than temporary. Tell us and clarify in future filings the methodology used to determine the impairment of securities under both ROC GAAP and US GAAP. Tell us specifically why there was an impairment recognized under ROC GAAP in 2003 but not under US GAAP and the difference in impairment losses for 2003 and 2004 under both ROC GAAP and US GAAP. Include in your response why the 2003 US GAAP adjustment resulted in an increase to net income. We may have further comment based on your response.

Response

Under ROC GAAP, marketable securities other than those over which we exercise significant influence or control, are accounted for as short term or long term investments based on a number of criteria including our intention and ability to hold these securities over a long term period, whether the security has a quoted market price and whether we actively buy and sell the security. In the past, we have held a significant portion of our marketable securities in the form of equity investments as opposed to debt instruments. For those securities for which there is no intention or ability to hold for a long term period or there is evidence of active buying and selling over a short time frame, they are accounted for as short term marketable securities and are recorded at the lower of cost or market value. All unrealized losses are recognized in the statement of income. To the extent unrealized gains represent recoveries of previously recorded losses, they are recognized in the statement of income but unrealized gains in excess of original cost are not recognized.

Long term marketable securities are also accounted for at lower of cost or market value. A decline in market value below cost is charged to stockholders’ equity unless this decline is not expected to be recovered in the future in which case, the decline is charged as a loss to the statement of income. Unrealized appreciation in market value above original cost is not recognized until realized. ROC GAAP does not define or provide additional guidance on how to assess whether a decline is expected to be recovered in the future. Our practice has been to consider all available information concerning the future prospects of our investments including company specific data such as financial statements, analyst reports and industry specific publications. Specific matters that would be considered include, but are not limited to: (1) significant adverse changes in the general market condition where the investee operates; (2) significant deteriorations in the earnings performance, credit rating, or business prospects of the investee; (3) factors that raise significant concerns about the investee’s ability to continue as a going concern such as negative cash flows from operating activities, negative working capital and violation of covenant or statutory requirements. Furthermore, ROC GAAP does not specify the time frame in which we are to assess future recoverability; therefore, our accounting policy has been to take a longer term perspective in assessing whether a future recovery will arise.

Under ROC GAAP, market value is determined by reference to quoted market prices, if available. For debt instruments which do not have quoted market prices, market value is determined by calculating the present value of the securities expected future cash flows using a market rate of interest for debt securities with similar terms and conditions. For equity securities which do not have quoted market prices, market value is assessed using the best available information including the entity’s financial statements, market reports on the entity and its industry sector.

Pursuant to US GAAP, SFAS 115 requires equity investments, other than those over which we exercise significant influence or control, and that have readily determinable fair values to be classified as either trading or available-for-sale securities and for debt investments to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities where we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Held-to-maturity securities are also assessed for declines in fair value below their amortized cost. If such a decline is deemed to be other than temporary then the decline in value is charged as a loss to the statement of income. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in a separate component of stockholders’ equity except for unrealized losses that are deemed to be other than temporary which are charged to the statement of income. Our determination of fair value under US GAAP is consistent with how market value is determined under ROC GAAP.

In assessing whether a loss is other than temporary in the above securities, we have considered the guidance provided in SFAS 115 and SAB 59 for fiscal 2002 and 2003 and we also considered the guidance provided in EITF 03-1 upon its release during fiscal 2004. In general, the factors we considered in determining whether a loss was other than temporary were consistently applied across the three fiscal years under US GAAP. These factors included an assessment of the duration of the decline in fair value, the magnitude of the decline, our intention and ability to hold the investment to allow for a possible recovery and market or company specific information, such as near term financial prospects and performance that would support the likelihood of recovery. We assessed our held-to-maturity and available for sales securities for declines in fair value on at least a quarterly basis. Based on the above guidance, our US GAAP policy is to treat a decline in value to be other than temporary if there is a sustained decline below cost over 6 consecutive months unless there is sufficient and objectively verifiable evidence to refute this presumption. For example, if the market price of the security increases above cost in a subsequent period prior to the release of our financial statements then this may provide evidence that the decline in value is temporary. We believe our policy is consistent with views expressed by the SEC staff on this issue during the 2000 AICPA Conference on Current SEC Developments and SAB 59. In addition, in future filings we commit to providing full disclosures to comply with the requirements of EITF 03-1.

The accounting for short-term marketable securities under ROC GAAP and trading securities under US GAAP generates a GAAP difference with respect to how unrealized gains are treated. US GAAP requires the recognition of all gains in the statement of income for trading securities whereas ROC GAAP only permits those gains up to the recovery of previously recognized losses. This difference has been reflected in our US GAAP reconciliation note under the caption “Change in fair value of marketable securities” on page F-81 of our Form 20-F for the year ended December 31, 2004. The GAAP difference for impairment loss on marketable securities arises due to the shorter time frame to which we associate with an “other than temporary” decline for held-to-maturity and available-for-sale securities under US GAAP relative to what is permitted under ROC GAAP in our assessment of future recoverability for our long-term marketable securities. The table below provides a summary of this difference for each year (all in thousands of New Taiwan Dollars “NT$”):

	Year ended
Impairment loss assessed:	December 31, 2002		December 31, 2003		December 31, 2004
Under ROC GAAP	NT$	1,409,000	NT$	1,866,000	NT$	415,000
Under US GAAP	NT$	1,758,000	NT$	1,085,000	NT$	3,465,000
Decrease (increase) to net income under US GAAP	NT$	349,000	NT$	(781,000)	NT$	3,050,000

In 2003, the impairment charge under ROC GAAP exceeded US GAAP by NT$781 million because this impairment loss had already been recognized under US GAAP in fiscal 2002 and prior years since the decline in value was accounted for as other than temporary at those times. However, it was not until fiscal 2003 that the decline in value of the affected securities was determined not to be recoverable in the future under ROC GAAP and hence charged through the statement of income. Consequently, in fiscal 2003 the reconciliation from ROC GAAP to US GAAP resulted in an increase to net income. Likewise, in fiscal 2004 there was a difference in the impairment charge recorded under ROC GAAP and US GAAP due to a more restrictive interpretation of what constitutes an “other than temporary” decline which resulted in the recognition of an impairment loss under US GAAP only.

6.	Your discussion of how you account for the Convertible/Exchangeable bonds under ROC GAAP and US GAAP on pages F-15, F-67 and F-69 is unclear. For example, you do not clearly differentiate between your accounting for the bonds you issue to investors (i.e., your liabilities) and the bonds in which you invest (i.e., your assets). With a view towards clearer disclosure in future filings, please address the following:

•	Provide a detailed description of your accounting for the Convertible/Exchangeable bonds your issue under US GAAP, highlighting all differences from your ROC GAAP accounting.

•	Explain how you applied the guidance provided in SFAS 133, EITF 85-29 and FIN 45 in accounting for the Conversion/Exchange and redemption features of these bonds under US GAAP.

•	Provide a similar separate discussion of your accounting for Convertible/Exchangeable bonds you held as assets at the end of each reporting period.

•	Identify the maturity date of each of the bond issues described in Note 14.

•	For each adjustment referenced to footnote (6) on page F-76, explain how the differences between ROC GAAP and US GAAP resulted in that adjustment. In particular, explain what adjustments are reflected in the caption labeled “Convertible/Exchangeable bonds” on page F-76.

Response

In responding to the staff’s comments, we recognize that our disclosure could be clearer as to the accounting treatment afforded to our convertible and exchangeable debts and our investment assets under both ROC GAAP and US GAAP. We will provide improved disclosures in our future filings. In addition, we will identify the maturity date of each of the bond securities that have been issued and remain outstanding in our future filings.

GAAP differences arise for our convertible and exchangeable bond liabilities due to specific US GAAP requirements on the recognition and measurement of embedded derivative instruments which are not accounted for separately under ROC GAAP.

In addressing the issues raised by the staff’s comments, we will restate our consolidated financial statements for each of the years ended December 31, 2002, 2003 and 2004 to properly reflect the accounting treatment for embedded derivatives in our convertible and exchangeable bonds and our credit linked deposits in accordance with US GAAP. A description of each restatement impact is provided below.

Convertible and Exchangeable Bonds

Under ROC GAAP, convertible bonds and exchangeable bonds are accounted for similarly except for the accounting for bond conversion and bond exchange as more fully described below. Convertible bonds and exchangeable bonds are recorded as liabilities initially at the amount of proceeds received upon issuance. The conversion feature and the exchange feature are not accounted for separately. Any discount or premium to the par value of the convertible or exchangeable bond is amortized to the statement of income by using the effect interest rate method. For those convertible or exchangeable bonds that contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. For the three years ended December 31, 2004, there are no significant redemption premiums on our convertible or exchangeable bonds.

Upon conversion of a convertible bond, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value stock is recorded to capital reserve. No gain or loss is recognized. If an exchangeable bond is exchanged for the underlying securities, a gain or loss is recognized in the statement of income for the difference, if any, between the carrying value of the bond and the carrying value of the securities exchanged.

Issuance costs associated with the convertible and exchangeable bond are deferred and amortized over the life of the bond. Upon conversion or exchange of the bond, any related unamortized issuance cost is immediately expensed.

Under US GAAP, APB 14 requires convertible or exchangeable bond be recorded as a liability at the amount of proceeds received. Interest costs including any discount or premium to the par value of the convertible or exchangeable bond are recognized on an accrual basis and charged or credited to the statement of income using the effective interest rate method. Pursuant to EITF 98-5 and EITF 00-27, no portion of the proceeds received for a convertible bond is allocated to the conversion feature unless the bond contains a beneficial conversion feature and is not otherwise required to be accounted for as a derivative instrument, as more fully described below. In the case where there is a beneficial conversion feature, an amount equal to the intrinsic value of the conversion option is recorded to a stockholders’ equity account. The resulting discount to the carrying value of the convertible bond will be amortized to the statement of income over the period to maturity. The intrinsic value of the conversion option is determined based on the difference, if any, between the conversion price and the fair value of the common stock into which the convertible bond is convertible multiplied by the number of shares that is issuable upon conversion at the commitment date. Upon conversion of the bond, any unamortized discount is immediately recognized as interest expense. The carrying value of the bond is then credited to common stock at its par value, the excess is credited to capital reserve and no gain or loss is recognized. For the three years ended December 31, 2004, none of our convertible bonds contained a beneficial conversion feature.

Pursuant to SFAS 133, for those convertible bonds without a premium redemption feature, the conversion feature is assessed to determine if it qualifies as a derivative instrument which requires separate accounting. We have two convertible bonds issued by one of our subsidiaries which are convertible into the common stock of the subsidiary company. Based on the terms of these convertible bonds, the Japanese Yen denominated debt is convertible at a fixed conversion rate into Japanese Yen denominated common stock of the subsidiary company. Given the conversion feature is indexed to the subsidiary’s own common stock and the conversion feature would be presented within stockholders’ equity if it was a freestanding instrument, the conversion feature is exempted from having to be separately accounted for as a derivative pursuant to SFAS 133.

For those convertible bonds that contain a redemption put premium above its par value amount, the status section of EITF 85-29 indicates that the FASB’s view is for the premium put option to be accounted for as a derivative instrument, at fair value, pursuant to SFAS 133. We have one convertible bond instrument outstanding during fiscal 2002 to 2004 which contained a redemption premium. This convertible bond does not contain a “premium put” since the redemption premium is payable at the maturity date of the bond. Therefore, we do not believe EITF 85-29 applies. However, this US dollar denominated convertible bond permits the bondholder to convert into either our Taiwan traded common stock (denominated in New Taiwan Dollars) or into our New York Stock Exchange ADS securities (denominated in US Dollars). The conversion terms contained a fixed foreign exchange rate to determine how the bond will convert into New Taiwan Dollar stock. As a result, the combination of the conversion feature and the fixed foreign exchange rate results in a compound embedded derivative instrument which meets the definition of a derivative instrument under SFAS 133 and hence requires the compound embedded derivative to be accounted for as a single instrument separate from the bond instrument. The compound embedded derivative instrument should be accounted for at fair value at each reporting date with any change in fair value reported to the statement of income. We did not separately account for, at fair value, the embedded derivative in our convertible bonds nor did we account for the interest expense resulting from the discount to our convertible bond in our consolidated financial statements for the three years ending December 31, 2004. Initially, we believed that the conversion option was exempted from SFAS 133 accounting due to the fact that the conversion option was indexed to our own common stock and the conversion feature would be presented within stockholders’ equity if it was a freestanding instrument. However, since the convertible bond also contained a fixed foreign exchange feature, the combination of this and the conversion options resulted in a compound derivative instrument that does not qualify for exemption under SFAS 133. Therefore, we have recalculated the fair value of the embedded derivative using an option pricing model for both the equity option and the fixed foreign exchange feature. The fair value of the compound derivative also takes into account the fact that we have the ability to call the bonds for redemption under certain circumstances as stipulated in the terms of the bonds. In effect, the economics of this contingent call feature would reduce the fair value of the compound derivative. In addition, we discovered that we had accrued for an annual interest charge on the convertible bonds (2002 – NT$490,545,000; 2003 – NT$171,872,000; 2004 – NT$44,465,000) based on an assumed market interest rate which was applied to the convertible bonds’ principle value. These interest charges were reflected in our US GAAP reconciliation note on page F-76 under the caption “Convertible/Exchangeable bonds”. These interest charges did not represent an obligation for the company, hence, when the convertible bonds were redeemed, we recorded a gain to the statement of income upon the reversal of accrued interest previously recorded (2002 – NT$nil; 2003 – NT$106,416,000; 2004 – NT$600,466,000). The gain was reflected in our US GAAP reconciliation note on page F-76 under the caption “Gain on reacquisition of bonds”. The above errors resulted from the misapplication of the EITF 85-17. The table below summarizes the impact of the above-noted issues.

For exchangeable bonds, SFAS 133 requires the embedded exchange feature which is linked to a security of another entity to be separately accounted for as a derivative instrument and remeasured at each reporting date at fair value. In addition, our exchangeable bonds are denominated in US Dollars and the underlying securities into which it can be exchanged are another entity’s Taiwan traded common stock (denominated in New Taiwan Dollars) or its New York Stock Exchange ADS securities (denominated in US Dollars). Our exchangeable bonds contain a fixed foreign exchange rate to determine the amount of securities that our bondholders will be entitled to upon exchange. In addition, the terms of the bonds also permit us to redeem the bonds at their principal amount if certain conditions are met. Therefore, our exchangeable bonds contain a compound derivative instrument comprising the exchange feature and the fixed foreign exchange rate that are required to be accounted for separate from the underlying bond instrument. The fair value of the derivative also factors in our ability to redeem the bonds which, from an economic sense, would reduce the fair value of the compound derivative. The compound derivative instrument has been accounted for at fair value at each reporting date (2002 – NT$1,752,039; 2003 – NT$(1,852,268); 2004 – NT$817,959) with any change in fair value reported to the statement of income under the caption “Embedded derivatives in exchangeable bonds” on page F-76 of our Form 20-F for the year ended December 31, 2004. We calculated the fair value of the compound derivative instrument using an option pricing model; however, we noted that we only accounted for the exchange option and fixed foreign exchange rate but did not account for our ability to call the bonds for redemption should certain circumstances arise as stated in the terms of the bonds. Using an option pricing model, we have recalculated the fair value of the compound derivative instrument which includes the exchange feature, the fixed foreign exchange rate feature and the call feature. The impact of this error is stated in the table below.

Issuance costs associated with the convertible bond and exchangeable bond are deferred and amortized over the life of the bond. Upon conversion or exchange of the bond, any related unamortized issuance cost is immediately expensed.

We have assessed the terms of our convertible and exchangeable bonds and do not believe the recognition and measurement provisions of FIN 45 would be applicable because the terms of these instruments do not fall within the scope nor meet the definition of a guarantee. We recognize that we are still subject to the disclosure requirements of FIN 45 and in future filings we will clarify and expand our disclosures as required to comply with such requirements.

Summary of restatement impact on convertible and exchangeable bonds:

	Year ended
	December 31, 2002 (NT$’000)	December 31, 2003 (NT$’000)	December 31, 2004 (NT$’000)
As stated in US GAAP reconciliation note:
Embedded derivatives in exchangeable bonds (1)	1,752,039	(1,852,268)	817,959
Convertible/Exchangeable bonds (2)	(200,849)	(554,609)	(316,292)
Convertible/Exchangeable bonds (3)	(490,545)	(171,872)	(44,465)
Convertible/Exchangeable Bonds (4)	Nil	1,256	587,214
Gain on reacquisition of bonds (5)	Nil	106,416	600,466

	1,060,645	(2,471,077)	1,644,882

To be restated:
Gain (loss) on fair value adjustment to derivative instruments (6)	478,799	17,297	Nil
Interest expense (7)	(221,099)	(202,522)	(28,845)
Gain (loss) on fair value adjustment to derivative instruments (8)	336,796	(364,554)	520,220
Interest expense (9)	(49,315)	(102,441)	(58,789)

	545,181	(652,220)	432,586

Increase (decrease) to net income under US GAAP	(515,464)	1,818,857	(1,212,296)

(1)	Represents the mark to market adjustment for the embedded derivative relating to the exchangeable bonds

(2)	Represents interest expense arising from the amortization of the discounted exchangeable bonds.
(3)	Represents interest expense recorded for convertible bonds.
(4)	Represents gain on exchange of exchangeable bonds which was misclassified under the caption “Convertible/Exchangeable Bonds”
(5)	Represents gain on reversal of interest expense recorded for convertible bonds.
(6)	Represents the mark to market adjustment to the embedded compound derivative instrument relating to the convertible bonds.
(7)	Represents revised interest expense arising from the amortization of the discounted convertible bond.
(8)	Represents the mark to market adjustment to the embedded derivative instrument relating to the exchangeable bonds.
(9)	Represents revised interest expense arising from the amortization of the discounted exchangeable bonds.

Credit-linked Deposits and Repackaged Bonds

At December 31, 2002, 2003 and 2004, we held assets in the form of credit-linked deposits or repackaged bond investments. The terms “repackaged bond investments” and “credit-linked deposits” are used interchangeably and hereinafter will be referred to as credit-linked deposits. We placed deposits in major financial institutions (“Financial Institutions”) and these deposits are credit-linked to debt securities or highly liquid secondary market bonds (“Reference Entities Securities”) issued by other entities (“Reference Entities”) such that ultimate repayment of our investment is dependent on whether the “Credit Event” occurs to these Reference Entity Securities. For example, if the Reference Entities go bankrupt or defaults (“Credit Event”) on their obligations then we may suffer a loss on our credit-linked deposits. When a Credit Event occurs, the Financial Institutions can settle our credit-linked deposits with cash received from the sale of the Reference Entities Securities, if any, or by transferring the Reference Entities Securities to us. We can not redeem or settle our credit-linked deposits prior to their stated maturity date.

Under ROC GAAP, these investments are accounted for as monetary deposits and classified as current or non-current other financial assets on the balance sheet based on their terms to maturity. These deposits are accounted for at cost and interest receivable is accrued based on the stated coupon rate of the deposits.

Pursuant to SFAS 133, these credit-linked deposits, which are linked to the credit worthiness of the Reference Entities Securities, contain an embedded derivative that is not clearly and closely related to the interest-bearing deposits in which we have invested. Therefore, the embedded derivative should be bifurcated from the underlying deposits and measured at fair value at each reporting year end date with any change in fair value recorded to the statement of income. At inception, we fair valued the derivative instrument based on the difference in the present value of the interest amount earned (“Additional Interest”) using the coupon rate and a risk-free interest rate. An offsetting asset is recognized to represent the additional interest payments that will be earned by us over the term of the credit-linked deposit. The underlying deposits have been accounted for as held-to-maturity investments at amortized cost pursuant to SFAS 115. We monitor the credit-worthiness of the underlying Reference Entities to determine if there is any evidence to suggest a change to fair value of the derivative instrument. For example, we review publicly available credit reports as well as conduct credit assessments on the Reference Entities. If there are material changes to the credit-worthiness of the Reference Entities then the fair value of the derivative would be recalculated to determine the impact to the statement of income. Otherwise, if there is no change to the credit-worthiness of the Reference Entities then the change in the fair value of the derivative represents only a change in its time value which is charge to the statement of income. In the past, we have not encountered any material changes to the credit-worthiness of the Reference Entities nor have we suffered a loss on our credit-linked deposits due to a credit event.

Upon reviewing our records, we discovered the following bookkeeping errors to our US GAAP figures for which we will restate our consolidated financial statements when we amend our previously filed Form 20-F for the year ended December 31, 2004:

	Year Ended
	December 31, 2002 (NT$’000)		December 31, 2003 (NT$’000)	December 31, 2004 (NT$’000)
Statement of Income:
Interest income		$(83,834)	$13,986	$15,541
Gain on fair value adjustment to derivative instruments		$83,834	$22,342	$(4,956)
Increase to net income under US GAAP	$	Nil	$36,328	$10,585

	Overstatement (understatement)

Balance Sheet:
Non-current assets (represents the “Additional Interest Amount”)		$(327,982)	$(114,298)	$(113,498)
Non-current liabilities (represents the derivative instrument)		$(327,982)	$(77,970)	$(66,586)

Convertible Bond Assets

During 2003 and 2004, we held short term investments in convertible bonds issued by publicly traded companies. Under ROC GAAP, these investments were accounted for as short term marketable securities as previously described above in our response to Question #5. Pursuant to SFAS 133, holders of investments in convertible bonds must bifurcate the conversion options embedded in these instruments and separately account for them at fair value, unless the underlying investment is already accounted for at fair value (e.g. Trading securities accounted for under SFAS 115). In 2003, we held one convertible bond investment which was accounted for as an available-for-sale security. The equity option was fair valued (NT$10 million) using an option pricing model and bifurcated from the host bond investment with a carrying value of NT$29 million. In 2004, all of our investments in convertible bonds were accounted for as trading securities at fair value in accordance with SFAS 115; hence the equity option is not required to be separately accounted for under SFAS 133.

GAAP Reconciliation Items

In our 2004 audited consolidated financial statements, we reported the following US GAAP reconciliation items which reflect the differences described above as well as other differences noted below. As stated above, we will expand and clarify our disclosures to better explain the source of each of the reconciliation items in our amended 20-F filing.

	Year ended
	Note	December 31, 2002 (NT$’000)	December 31, 2003 (NT$’000)	December 31, 2004 (NT$’000)
		Increase (decrease) to net income under US GAAP
Adjustments due to change in interest of investee companies	A	449,365	(278,721)	(37,966)
Embedded derivatives in exchangeable bonds	B	1,752,039	(1,852,268)	817,959
Convertible/Exchangeable bonds	B	(691,394)	(725,225)	226,457
Gain on reacquisition of bonds	B	—	106,416	600,466

Explanatory Note

A – Under ROC GAAP, a decrease in our investment interest in a subsidiary or equity investee primarily due to the issuance of stock by the subsidiary or investee to other investors is accounted for as a capital transaction with a credit or charge to capital reserve. Under US GAAP, a decrease in our investment interest in a subsidiary or equity investee that results in a dilution gain is generally recognized in the statement of income when incurred. A dilution loss is always recognized in the statement of income when incurred.

B – See above discussion relating to the restatement of our accounting treatment for the convertible and exchangeable bonds.

7.	You state that goodwill was tested for impairment in the fourth quarter of 2004 and the fair value of the reporting unit is determined using your quoted stock price. Further, you state that due to a declining stock price, you recognized a goodwill impairment charge of NT$31,720 million or $999 million. With a view towards clearer disclosure, and understanding of your accounting policies under ROC and US GAAP, tell us and revise in future filings for the following:

•	Provide a discussion of the facts and circumstances leading to the impairment

•	Explain to us how your accounting for goodwill impairment under ROC GAAP differs from your policy under US GAAP

•	Tell us in significant detail how you determined the amount of the goodwill impairment charge under US GAAP once you completed step one of the impairment test under SFAS 142. Refer to the guidance in paragraphs 20 and 21 of SFAS 142

•	Consider the need to expand your critical accounting policy for goodwill impairment in MD&A to include the significant assumptions made and estimates used in determining the fair value of the reporting unit. For example, clarify what other factors were considered in determining the fair value of the respective assets.

Response

In addressing the issues raised in the staff’s comment we discovered an error in our goodwill impairment calculation. Although we believe the methodology used in our calculation of goodwill impairment complies with SFAS 142, we understated the fair value of certain equity method investees by approximately NT$9,090 million and understated the fair value of certain liabilities by NT$1,015 million which resulted in a net understatement of goodwill impairment charge by NT$8,075 million in 2004. We will revise our consolidated financial statements and Form 20-F for the year ended December 31, 2004 accordingly to reflect this restatement and the detailed disclosure contained in our response below.

Summary of restatement impact on goodwill impairment charge:

	2002 (NT$’000)	2003 (NT$’000)	2004 (NT$’000)
As stated in US GAAP reconciliation note:
Impairment loss on goodwill	Nil	Nil	(31,719,607)
To be restated:
Impairment loss on goodwill	Nil	Nil	(39,795,046)
Decrease to net income under US GAAP	Nil	Nil	(8,075,439)

In accordance with SFAS 142, we are required to perform impairment testing on goodwill at least on an annual basis. Our accounting policy is to perform our annual test on December 31. We have determined that we only have one reporting unit whose fair value is best determined by our quoted market prices on the New York Stock Exchange (for our ADS securities) and on the Taiwan Stock Exchange (for our common stock). In the past, the quoted market prices on these stock exchanges have been very volatile which we believe is reflective of the cyclical nature of our business and industry. In fiscal 2002 and 2003, our stock price at year end supported our conclusion that no goodwill impairment loss existed. During 2004, we experienced a gradual and continual decline in our stock price commencing in the second quarter of 2004. We believe the decline in our stock price was primarily driven by lower investor confidence in the short term prospects of the Taiwan semiconductor industry which also caused the stock price of other Taiwan semiconductor companies to decline (e.g. Stock price for TSMC and Powerchip Semiconductor Corp. decreased by approximately 15% and 20% respectively since the second quarter of 2004). As a direct consequence of our decrease in stock price, our annual goodwill impairment test at December 31, 2004 generated an impairment loss of NT$39,795 million.

For 2004 and prior years, pursuant to the ROC Statement of Financial Accounting Standards No. 25 “Business Combinations – Accounting Treatment under Purchase Method” and “Business Mergers And Acquisitions Act”, goodwill was amortized by using the straight–line method over a period of 15 years. Under ROC GAAP, goodwill is not subject to an impairment test. Effective for fiscal years beginning January 1, 2005, a new accounting standard issued under ROC GAAP (Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment”) will subject goodwill to an annual impairment test.

Under US GAAP, goodwill is not subject to amortization but instead is tested for impairment on at least an annual basis or when events and circumstances indicate that an impairment may exist. The testing and recognition of such impairment is conducted pursuant to SFAS 142. Accordingly, we have adopted the two-step impairment test as prescribed by SFAS 142 to identify and measure potential goodwill impairment.

We have determined that we have only one reporting unit comprising our entire consolidated company– a full service semi-conductor foundry. Our first step of the goodwill impairment test is to compare the fair value of our reporting unit to its carrying amount, including goodwill. If the fair value of our reporting unit exceeds our carrying amount, the goodwill is considered not impaired, thus the second step of the impairment test is not required. Otherwise, we proceed to the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of goodwill to its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of our reporting unit to all of our assets (including unrecognized intangible assets, if any) and liabilities; the excess of the fair value of our reporting unit over the amounts assigned to our assets, except for our goodwill, and liabilities is the implied fair value of goodwill. If the carrying amount of our reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Goodwill Impairment Testing – 2004

Using the quoted market price of our ADR and Taiwan listed stock at December 31, 2004, we determined that the carrying value of our reporting unit was in excess of its fair value. Therefore, we proceeded to step 2 of the impairment process to allocate the total fair value of our reporting unit to its individual assets and liabilities. Details of our determination of fair value of our assets and liabilities, excluding minority interests’ proportionate claim to these assets and liabilities, are described below.

•	The fair values of current assets, primarily consisting of highly liquid assets such as cash and cash equivalents, marketable securities, accounts receivables and inventories, approximate the carrying values due to their short term maturities.

•	The fair values of a significant portion of our long-term investments are based on the quoted market value. Where the market prices are not accessible, we determined if the carrying value of these investments would be materially different from their fair value by assessing our claim to the book value of these investee’s based on their financial statements. At December 31, 2004, the fair value of certain equity method investees exceeded their carrying value by approximately NT$9,090 million. No other fair value increments have been identified for our other long-term investments.

•	The majority of long-lived assets were plant, property and equipment, which were employed principally to manufacture silicon wafers. Since there is no quoted market price for our plant, property and equipment, we assessed other information in determining the fair value of these assets. For example, we assessed whether there was any change in the use or expected use of such assets that would cause us to believe their fair value would be materially different than their carrying value. We also assessed the physical condition of our assets and our repair and maintenance schedule to determine if there was any obsolescence issues that would support a lower fair value determination. In 2004, the Company acquired similar machinery and equipment through a business combination. A third party valuation report, which included a valuation of property, plant and equipment, was obtained for this transaction. The assets acquired were similar to other property, plant and equipment that we held in terms of age, function and expected use. Based on the above, we estimated that the carrying value of our remaining property, plant and equipment also approximates their fair value.

•	The intangibles are primarily comprised of intellectual properties which are used in the processes employed in the design of silicon wafers. These intellectual properties are acquired with the intent and sole purposes of meeting our client’s specific silicon wafer design requirements. Therefore, these intellectual properties do not have general mass applications and hence their value is limited to the amount that can be recovered through the sale of silicon wafers to these clients. As a result, our intellectual properties are viewed to have a relatively short useful life of 3 years. Based on the above, we believe the fair value of our intellectual properties approximate their carrying value.

•	The majority of other assets is comprised of deferred tax assets and deposits-out (security deposits). The fair value of security deposits (e.g. for custom duty) do not materially differ from their carrying value due to their relative short term maturities or the low discount rates that would apply to similar deposits to determine their fair value. The amount allocated to deferred tax assets have been determined in according to EITF 02-13, wherein temporary differences have been reassessed using the fair value allocated to the assets and liabilities and their corresponding tax basis as well as tax balances (tax losses and credits) carried forward from prior years using enacted tax rates expected to be in effect in the period of reversal.

•	As current liabilities have relatively short-term repayment terms (e.g. Accounts payable, short-term loans), we believe their carrying value approximates their fair value.

•	Long-term debts consist of bonds payable and long-term loans. We have determined the fair value of these debts by reference to quoted market prices for those debts that are publicly traded or for those debt which are not publicly traded, we assessed their interest rates to determine if they reflect market rates for similar securities. In addition, the derivative instruments such as the compound embedded derivative instruments are already recorded at fair value. We have determined that the fair values of our long-term debts exceeded their carrying values by NT$1,015 million.

•	Other liabilities substantially comprise the accrued pension liability. We consider that its fair value closely approaches to its carrying value deriving from actuarial valuations.

•	Minority interest is stated at carrying value which reflects its proportionate claim on the carrying value of the net assets in our less than 100%-owned subsidiaries.

Based on the above assessment, we have determined and allocated our reporting unit fair value to our assets and liabilities based on US GAAP as follows:

UMC’s Assets and Liabilities:	As of December 31, 2004
	Allocation of fair values
	NT$ millions
Current assets		133,211
Long – term investments		58,690
Property, plant and equipment		192,053
Intangibles		3,050
Other assets		12,063
Current liabilities		(37,088)
Long-term debt		(61,886)
Other liabilities		(3,395)
Minority Interest		(8,610)

Fair value of our assets and liabilities groups	(A)	288,088
Fair values of our reporting unit	(B)	350,358	(Note 1)

Implied goodwill fair value	(C) = (B) - (A)	62,270
Carrying value of goodwill	(D)	102,065

Goodwill impairment written-down	(C) - (D)	39,795

In conclusion, the carrying amount of NT$102,065 million of our reporting unit goodwill exceeded its implied fair value of NT$62,270 million, and consequently we recognized an impairment loss in an amount NT$39,795 million.

Note 1 : The fair value of our reporting unit was assessed as follows:

(Unit: NT$’000, except for price per share and share numbers)

UMC Taiwan listed stock fair value as of December 31, 2004	(a)	NT$	20.5
Number of shares outstanding (in thousand shares) as of December 31, 2004	(b)		15,829,365

Market value of UMC in TSE	(c)=(a)*(b)	NT$	324,501,976

UMC market price for US ADR at December 31, 2004		US$	3.53
US$ to NT$ foreign exchange at December 31, 2004		NT$	31.64/US$1

Market price of US ADR in NT$ equivalent		NT$	111.6892
1 ADR equals 5 UMC stock			5 Stock

Market price of UMC stock	(d)	NT$	22.338
Number of shares outstanding (in thousand shares) as of December 31,2004	(e)		1,157,486

Market value of UMC held in ADR	(f)=(d)*(e)	NT$	25,855,927
Total market value of UMC capitalization (rounded)	(c)+(f)	NT$	350,358,000

We will expand our critical accounting policy for goodwill impairment in the MD&A to include the significant assumptions made and estimates used in determining the fair value of our reporting unit. Our discussion will include details on how we allocate the fair value of our reporting unit to the individual assets and liabilities as described in the preceding paragraphs.

8.	You state on page 46 that you review your long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets might not be recoverable. You further state that you assess the need for any impairment write-down only if information indicates that assets may be impaired and that no impairment indicators were noted for 2004. In light of the significant goodwill impairment charge recorded in 2004, tell us how you concluded that no impairment indicators existed for 2004 that would trigger a review of your long-lived assets that are held and used under SFAS144.

Response

Our long-lived assets which are subject to the scope of impairment testing pursuant to SFAS 144 include land, buildings, machinery and equipment, furniture and fixtures, leasehold improvements and depreciable intangible assets. Over 74% of long-lived assets comprise machinery, equipment and intellectual properties which are directly used in the production of silicon wafers. Although we recorded a significant goodwill impairment charge, this was a direct result of the decline in our quoted market price and a fair value allocation to our net assets which suggested that a portion of our residual goodwill asset was not supportable based on the fair value of the company at December 31, 2004. However, in assessing evidence of impairment for our long-lived assets, we considered other factors to determine if overall evidence suggests an impairment has occurred. Each of these factors is described below:

(1)	Whether there has been a significant decrease in the market price of a long-lived asset (asset group)

From time to time, we will make purchases of long-lived assets such as machinery, equipment and furnitures and fixtures to replace older assets. By comparing the purchase cost of these assets to similar assets that we still hold for use, and after factoring the depreciation in value for use, age and technological change, we determined that there is no indicator of significant decrease in market price of our long-lived assets.

(2)	Whether there has been a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

We are not aware of any changes in the legal or regulatory environment that would negatively affect the value of our long-lived assets. In fact, to the contrary, according to a report prepared by the Industrial Technology Research Institute in 2004, an independent research organization based in Taiwan, the global semiconductor industry is forecasted to have a compound annual growth rate of 25% from 2003 to 2008 which supports a positive outlook in our industry over the medium term.

(3)	Whether there has been a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

We monitor the use of our long-lived assets through detailed system reports which shows the capacity rate at which our machinery and equipment are being used. The capacity utilization averaged from 84.8% in 2003 to 90.8% in 2004, indicating no significant adverse change in the manner to which our long-lived assets are being used.

In addition, our sales order logs enable us to determine whether or not we expect a significant adverse impact to our capacity utilization. Our industry is sometimes subject to cyclical downturns which will result in declines to our sales. Though our sales orders declined in the first two quarters of 2005 which is also reflected in a decline to our capacity utilization during these periods (first quarter – 63% and second quarter – 65%), we viewed this to be a temporary trough in the sales cycle due primarily to the timing of our customer’s buying decision. We believe this cyclical downturn in the first two quarters of 2005 would not endure in the long run due to the launch of higher margin products using 90-nanometer process technology which is expected to improve our operating and cash flow results in 2005 and beyond as we leverage off this new process. Lastly, we monitor and minimize any unforeseen disruptions in our manufacturing process by ensuring that our repairs and maintenance schedule is kept current. We noted no significant damage or adverse change in the physical condition or expected use of our long-lived assets that could affect their value.

(4)	Whether there has been a current-period operating or cash flow loss combined with a history of operating or cash flow losses that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

Our operational cash inflows increased by 62% from 2002 to 2003, and increased by 49% from 2003 to 2004. Further, there is no history of operating or cash flow losses that demonstrated continuing losses associated with the use of a long-lived asset group.

(5)	Whether there has been a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

According to the company’s policy, all significant disposal or sale of a long-lived asset group must be approved by the board of directors. During 2004, there were no decisions or plans made by the board of directors to dispose of any of our long-lived assets.

After considering the above, we believe that the facts and circumstances support our conclusion that overall, the evidence did not indicate an impairment event had occurred for our long-lived assets even though we recorded a significant goodwill impairment charge in the same year. We believe this apparent inconsistency can be explained by the way that our goodwill impairment test was performed (i.e. by reference to a single point in time of the value of our reporting unit) whereas our impairment test for long lived assets considered other factors that relate directly to the use of those assets. In essence, the write down of our goodwill suggests that a residual value above and beyond the fair values of our net assets, including our long-lived assets, was not supportable. In addition, as described in our allocation of fair value to our long-lived assets in step 2 of the goodwill impairment process, we indicated that the carrying values of our long-lived assets are not impaired and approximate their fair values.

9.	In future filings please provide the reconciliations of the numerators and denominators used in computing basic and diluted earnings per share and other EPS related disclosures as required by US GAAP. Please provide this information to us with your response. Refer to the guidance in paragraph 40 of SFAS 128.

Response

The response below reflects the disclosures that will be made in our revised consolidated financial statements and Form 20-F for the year ending December 31, 2004 to reflect the restatement items discussed above. In addition, we will revise the stated weighted number of shares outstanding to correct for computation errors.

In future filings, we will provide the reconciliation of the numerators and denominators used in computing our basic and diluted earnings per share and other EPS related disclosures as required by US GAAP:

As stated:

	For the Year Ended 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Loss	(4,748,690)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(4,748,690)	16,773,337	(0.28)

To be restated as:

	For the Year Ended 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Loss – restated	(14,236,841)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(14,236,841)	16,812,498	(0.85)

As of December 31, 2004, there were 973.858 million issued and outstanding stock options and 123.303 million contingently issuable stock which were not included in the computation of diluted earnings per share due to their antidilutive effect.

As stated:

	For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Income	10,475,911	—	—

Basic EPS
Income available to common stockholders	10,475,911	16,504,764	0.63

	For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Effect of Dilutive Securities
Employee stock options	—	234,515	—
Zero coupon convertible bonds	50,954	151,597	—

Diluted EPS
Income available to common stockholders including assumed conversions	10,526,865	16,890,876	0.62

To be restated as:

	For the Year Ended 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Income – restated	12,331,096	—	—

Basic EPS
Income available to common stockholders	12,331,096	16,530,334	0.75

Effect of Dilutive Securities
Employee stock options	—	227,310	—
Contingently issuable stock	—	68,228	—

Diluted EPS
Income available to common stockholders including assumed conversions	12,331,096	16,825,872	0.73

As of December 31, 2003, there were 54.96 million issued and outstanding stock options and zero coupon convertible bonds with a principle amount of US$240.71 million which were not included in the computation of diluted earnings per share due to their antidilutive effect.

As stated:

	For the Year Ended 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Income	293,653	—	—

Basic EPS
Income available to common stockholders	293,653	16,462,356	0.02

Effect of Dilutive Securities
Employee stock options	—	83,058	—

Diluted EPS
Income available to common stockholders including assumed conversions	293,653	16,545,414	0.02

To be restated as:

	For the Year Ended 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	In thousands	In thousands	In thousand NT$
Net Loss - restated	(221,811)	—	—

Basic EPS and diluted EPS
Loss available to common stockholders	(221,811)	16,498,696	(0.01)

As at December 31, 2002, there were 93.9 million issued and outstanding stock options, 43.853 million contingently issuable stock and US$302.4 million zero coupon convertible bonds which, were not included in the computation of diluted earnings per share due to their antidilutive effect.

10.	We note that the certifications filed as Exhibits 12.1 and 12.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III E of Release No. 8238. Accordingly, revise future filings to include the certifications of each of your current CEO and CFO in the form currently set forth the instructions to Form 20F

Response

The Staff’s comments are noted. The Company respectfully advises the Staff that it will comply with the Staff’s requirement in future certifications by the CEO and CFO of the Company filed as exhibits to our annual reports filed on Form 20-F.

With respect to the above responses to the Staff comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company notes the Staff’s position mentioned in the last paragraph of page 5 of the comment letter.

Date: November 13, 2005

BY:	/s/ Chitung Liu
NAME:	Chitung Liu
TITLE:	Chief Financial Officer